Exhibit 99.5

CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)
				October 31		October 31
	2013					2012
	Within	Over 1 year	Over 3 to	Over
	1 year	to 3 years	5 years	5 years	Total	Total
Deposits[1,2]	$536,958	$37,033	$16,398	$694	$591,083	$526,419
Securitization liabilities
Securitization liabilities at fair value	12,306	2,943	3,783	2,240	21,272	24,200
Securitization liabilities at amortization cost	10,308	7,356	4,989	2,923	25,576	26,092
Subordinated notes and debentures	149	–	–	7,834	7,983	11,318
Liability for preferred shares	–	–	–	27	27	26
Liability for capital trust securities[3]	–	–	–	1,740	1,740	1,874
Special purpose entity liabilities	4,723	–	998	–	5,721	5,653
Contractual interest payments[4,5]	3,060	3,521	2,062	20,733	29,376	30,401
Operating lease commitments	768	1,415	1,155	2,918	6,256	5,736
Capital lease commitments	32	30	13	28	103	123
Network service agreements	27	–	–	–	27	52
Automated teller machines	148	122	–	–	270	395
Contact centre technology	–	–	–	–	–	28
Software licensing and equipment maintenance	112	51	–	–	163	215
Total	$568,591	$52,471	$29,398	$39,137	$689,597	$632,532
1	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
2	Amounts include trading deposits which are carried at fair value and include basis adjustments. Accrued and contractual interest payments are also included.
3	Amounts do not include TD Capital Trust Securities (CaTs) II, which do not have a maturity date. Refer to Note 20 to the Bank’s Consolidated Financial Statements for additional details.
4	Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, liability for preferred shares, liability for capital trust securities and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2013 and October 31, 2012, respectively. Amounts exclude returns on instruments where the Bank’s payment obligation is based on the performance of equity linked indices.
5	Interest obligations on subordinated notes and debentures and liability for capital trust securities are calculated according to their contractual maturity date. Refer to Notes 18 and 20 to the Bank’s Consolidated Financial Statements for additional details.